Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2002 and 2001

                      Commission File Number: 333-91478


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Gateway Western Railway Union 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kansas City Southern
                              427 West 12th Street
                        Kansas City, Missouri 64105-1804

                                    CONTENTS


     FINANCIAL STATEMENTS:

          Report of Independent Auditors

          Statement of Net Assets Available for Benefits December 31, 2002 and 2001

          Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2002

          Notes to Financial Statements

     EXHIBIT:

          Exhibit 23 - Consent of KPMG LLP

                          Gateway Western Railway Union
                                   401(k) Plan

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          Gateway Western Railway Union
                                   401(k) Plan



                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                  1

Financial Statements:
     Statements of Net Assets Available for Benefits as of
        December 31, 2002 and 2001                                            2
     Statement of Changes in Net Assets Available for Benefits
        for the year ended December 31, 2002                                  3
     Notes to Financial Statements                                            4

Supplemental Schedule: *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
   as of December 31, 2002                                                    8


* Other schedules required by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                          Independent Auditors' Report



The Participants and Plan Sponsor of the
Gateway Western Railway Union 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP






Kansas City, Missouri
May 30, 2003

                         GATEWAY WESTERN RAILWAY UNION
                                   401(k) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                       2002            2001
                                                ----------------- --------------
 Assets:
    Cash and temporary investments                $     11,496              ---
    Investments, at fair value:
       Money market accounts                           242,591          211,313
       Common stock of Kansas City Southern             12,024              ---
       Mutual funds                                  1,722,909        1,933,375
                                                ----------------- --------------
            Total investments                        1,977,524        2,144,688
    Contributions receivable:
       Employee                                         10,014              ---
       Employer                                          4,078              ---
                                                ----------------- --------------
            Total contributions receivable              14,092              ---
                                                ----------------- --------------
            Total assets                             2,003,112        2,144,688
 Accrued liabilities                                        11              ---
                                                ----------------- --------------
            Net assets available for benefits    $   2,003,101        2,144,688
                                                ================= ==============

See accompanying notes to financial statements.

                          GATEWAY WESTERN RAILWAY UNION
                                   401(k) PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2002

 Investment income (loss):
    Interest and dividends                                   $       44,297
    Net depreciation in fair value of
        investments                                                (418,415)
                                                         -----------------------
         Total investment loss                                     (374,118)

 Contributions:
    Employee                                                        233,921
    Employer                                                         95,994
                                                         -----------------------
         Total contributions                                        329,915
 Benefits paid                                                      (97,384)
                                                         -----------------------
         Decrease in net assets available for
            benefits                                               (141,587)

 Net assets available for benefits:
    Beginning of year                                             2,144,688
                                                         -----------------------
    End of year                                              $    2,003,101
                                                         =======================

See accompanying notes to financial statements.

                          GATEWAY WESTERN RAILWAY UNION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)  Description of the Plan

     (a)  General

          The Gateway Western Railway 401(k) Plan (the Plan) is a contributory, defined-contribution plan adopted on July 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan.

     (b)  Eligibility

          The Plan covers all permanent union employees of Kansas City Southern Railway (the Company) who are members in a craft represented by one of the following organizations: Transportation Communications International Union, Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Signalmen, United Transportation Union, or Brotherhood of Railway Carmen. Employees are eligible to participate in the Plan on the January 1, April 1, July 1, or October 1 coincident with or immediately following his or her first day of employment.

     (c)  Contributions

          Participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed an individual annual maximum contribution of $11,000 in 2002. The Company matches 50% of participant contributions, up to 6% of annual eligible compensation.

     (d)  Participant Accounts

          Each participant's account is credited with the participant's contribution, company-matching contribution, and an allocation of Plan earnings net of investment expenses. Allocations are based on participant earnings or account balances as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant's account.

     (e)  Vesting

          Participants   are   immediately   vested   in  their   contributions,
          company-matching contributions, plus actual plan earnings thereon.

     (f)  Investment Options

          Upon   enrollment  in  the  Plan,  a  participant   may  direct  their
          contributions and company-matching contributions into any of the various funds offered by the Plan.

          Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

          Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

     (g)  Benefits

          Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distributions at age 59 1/2.

          Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $5,000 will be paid out within one calendar year of termination of employment. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

     (h)  Plan Termination

          Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

     (i)  Plan Expenses

          All administrative expenses of the Plan are paid by the Company.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

     (b)  Investments

          The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

     (d)  Reclassifications

          Certain prior year amounts have been reclassified to conform to the current year presentation.

(3)  Investments

     Investments, which exceeded 5% of the net assets available for plan benefits at December 31, 2002 and 2001, were as follows:

                                                          2002           2001
                                                      -----------    -----------

      Fidelity Growth Company Fund                    $       -          509,649
      Fidelity Growth & Income Fund                           -          269,321
      Fidelity Balanced Fund                                  -          208,743
      Fidelity Blue Chip Growth Fund                          -          607,196
      Fidelity Retirement Money Market Portfolio              -          211,313
      Invesco Stable Value Fund                           242,588            -
      Barclay's Global Inv Equity Index Fund I            236,167            -
      Growth Fund of America                              481,751            -
      Oppenheimer Quest Balanced Value                    141,376            -
      PIMCO Total Return Administrative Shares            341,530            -
      Washington Mutual Investors Fund                    116,647            -
      Spartan U.S. Equity Index Fund                          -          225,214
      Fidelity Ginnie Mae Portfolio                           -          113,252
      Other                                               417,465            -
                                                        ---------      ---------
                Total Investments                     $ 1,977,524      2,144,688
                                                      ===========    ===========


     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $418,415, as follows:

                Kansas City Southern common stock      $     (1,944)
                Mutual funds                               (416,471)
                                                       -------------
                                                       $   (418,415)
                                                       =============


(4)  Plan Amendment

     Effective April 1, 2002, the Plan was amended and restated and a new trustee, administrator and custodian of the Plan were appointed. Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the previous custodian or as determined by a formal request from each participant. The conversion initiated a "black out" period beginning March 15, 2002, and continued through April 22, 2002. During this period, funds could not be withdrawn from the Plan and investment elections could not be changed until the trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited.

(5)  Portfolio Risk

     The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(6)  Income Tax Status

     The Plan received a favorable determination letter from the Internal Revenue Service, dated May 25, 1995, indicating that it is qualified under
     Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter, and an application for determination was submitted to the Internal Revenue Service. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in these financial statements.

                                                                      Schedule l
                          GATEWAY WESTERN RAILWAY UNION
                                   401(k) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002

                     Identity                                             Description                         Fair value
----------------------------------------------------- ------------------------------------------------  ------------------
 Common Stock
    *Kansas City Southern common stock                    1,002 shares, with a fair value of             $        12,024
                                                             $12.00 per share
 Money Markets
    Barclays Money Market                                 3.00 shares, with a fair value of                            3
                                                             $1.00 per share
    Invesco Stable Value                                  242,587.70 shares, with a fair value of                242,588
                                                             $1.00 per share
 Mutual Funds
    AIM Small Cap Growth Fund                             1,677.271 shares, with a fair value of                  30,996
                                                             $18.48 per share
    Barclays Global Inv Equity Index Fund 1               9,327.28 shares, with a fair value of                  236,167
                                                             $25.32 per share
    EuroPacific Growth                                    2,276.554 shares, with a fair value of                   52,292
                                                             $22.97 per share
    Franklin Balance Sheet Investment A                   1,999.389 shares, with a fair value of                  74,157
                                                             $37.09 per share
    Growth Fund of America                                26,082.878 shares, with a fair value of                481,751
                                                             $18.47 per share
    ING International Value Fund                          5,263.407 shares, with a fair value of                  54,160
                                                             $10.29 per share
    JanusFund                                             2,137.691 shares, with a fair value of                  38,094
                                                             $17.82 per share
    Janus Twenty Fund                                     275.238 shares, with a fair value of                     7,985
                                                             $29.01 per share
    MFS Value Fund                                        3,929.764 shares, with a fair value of                  64,918
                                                             $16.52 per share
    Oppenheimer Quest Balanced Value                      11,193.647 shares, with a fair value of                141,376
                                                             $12.63 per share
    PIMCO Renaissance                                     5,658.185 shares, with a fair value of                  82,836
                                                             $14.64 per share
    PIMCO Total Return Administrative Shares              32,008.394 shares, with a fair value of                341,530
                                                             $10.67 per share
    Washington Mutual Investors Fund                      4,961.572 shares, with a fair value of                 116,647
                                                             $23.51 per share
                                                                                                        ------------------
                  Total investments                                                                      $     1,977,524
                                                                                                        ==================

* Party-in-interest.


See accompanying independent auditors' report.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      GATEWAY WESTERN RAILWAY UNION 401(K) PLAN



                                      By
                                        ----------------------------------------
                                          Eric B. Freestone
                                          Title:  Vice President Human Resources



Dated June 30, 2003